

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

October 2, 2009

Via U.S. mail and facsimile

Ms. Emilia Ochoa
President and Chief Financial Officer
Castillo, Inc.
771 Jamacha Road; Suite 191
El Cajon, CA 92019

> **RE:** **Form 10-K/A for the year ended December 31, 2008**
> **Form 10-Q for the period ended June 30, 2009**
> **File No. 333-143236**

Dear Ms. Ochoa:

We have completed our review of your Form 10-K/A and related filings and have no further comments at this time.

If you have any questions regarding our review of your filings, you may direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief